Vasiliou & Company, Inc.
Year ended December 31, 2015

STATEMENT OF CASH FLOWS

Cash flows from operating activities

Net loss	$ (72,766)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Change in cash attributable to changes in operating	
assets and liabilities:	
Decrease in due from clearing broker	213
Increase in other assets	(132)
Increase in accrued expenses	9,406
Net cash used in operating activities	(63,279)
Cash flows from financing activities	
Stockholder contributions	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(53,279)
Cash at beginning of year	121,749
Cash at end of year	$ 68,470
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -